August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (732) 205-9040

Mitchell E. Hersh
President and Chief Executive Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

> **Re: Mack-Cali Realty Corporation**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 001-13274**

Dear Mr. Hersh:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Certain Relationships and Related Transactions, page 14

1. We note that, in April 2007, the company's Nominating and Corporate Governance

Committee approved, and the Board of Directors adopted, a written policy that incorporates the related person transactions approval procedures. Please provide additional information describing your related person transactions policies and procedures, such as any standards to be applied pursuant to the policy. Refer to Item 404(b)(1) of Regulation S-K.

Executive Compensation, page 30

2. The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Refer to Release 8732A, Section II.B.1. Please revise your disclosure so that your Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Employment Contracts; Change in Control and Severance Arrangements, page 32

3. We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. Please consider a tabular presentation of aggregate awards under the various scenarios. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Compensation Discussion and Analysis, page 44

4. Throughout your Compensation Discussion and Analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, you state on page 49 that the company successfully achieved a number of meaningful objectives during 2006 in that it maintained a strong balance sheet, its stock price set a new record high and produced a total return to stockholders of 25%. Although you state on page 44 that awards are discretionary, you should disclose how the Executive Compensation and Option Committee as well as the President and CEO, in relation to the other officers, exercises discretion. Analyze how the committee's consideration of the factors listed on page 44 resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered. In addition, please analyze how competitive market compensation paid by other companies that operate in your business, or that compete for the same talent pool, is used in determining the amount of compensation you pay.

Executive Compensation Philosophy and Overview, page 44

5. We note a significant disparity in the compensation paid to Mr. Hersh as opposed to the other named executive officers. Although you provide some individualized discussion of Mr. Hersh's compensation on page 50, please provide a detailed analysis of how and why the compensation of Mr. Hersh differs from that of the other named executive officers. If policies or decisions relating to certain named executive officers are materially different than the other officers, please discuss this on an individualized basis. Refer to Item 402 (b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.1.

6. You state on page 44 that the Executive Compensation and Option Committee does not typically establish fixed performance targets – numerical or otherwise – in advance of any particular fiscal year for the purpose of determining the amounts of compensation to be paid to its executive officers in such fiscal year in the form of bonuses or other short- or long-term incentive compensation. You further state on page 33 that, on January 2, 2003, the company amended Mr. Hersh's 1999 restricted common stock grant to vest shares of restricted common stock, which otherwise would not have vested, lengthened the vesting period of the remaining shares of restricted stock and replaced the existing performance goals with an annual performance goal to be set by the Executive Compensation and Option Committee for each year. Please describe the circumstances, if any, in which the committee may establish fixed performance targets and whether any specific targets or other business objectives were established for 2006. In addition, please clarify the specific company performance factors that were considered in determining each element of compensation at the end of the fiscal year.

7. You state on page 45 that the annual cash bonus amounts are determined based primarily on the performance of the company and its executive officers, as determined at the end of each fiscal year by the Executive Compensation and Option Committee in consultation with the President and Chief Executive Officer and the Compensation Consultant. Please expand your disclosure to discuss the role of Mr. Hersh in your compensation processes and his input during the crafting of compensation packages. Discuss in greater detail the process by which Mr. Hersh works with the Executive Compensation and Option Committee in determining the performance of the company and its executive officers.

8. You state on page 44 that the Executive Compensation and Option Committee, your President and Chief Executive Officer and Compensation Consultant evaluate the company's and individual executives' performance based on a number of factors, including stockholder return. Please describe how you determine stockholder return.

Annual Cash Bonus Compensation, page 45

9. You state on page 44 that the company ties a substantial portion of total compensation to company and individual performance and on page 45 that the company's policy of awarding cash bonuses is designed to specifically relate executive pay to company and individual performance. Please provide an analysis of how individual performance contributed to these bonus amounts as well as any other individual elements of compensation and explain how you determined these amounts. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Equity Compensation Plan: Restricted Common Stock, page 46

10. We note your disclosure on page 47 regarding the restricted common stock. Please expand your disclosure to clarify the "certain cases" in which an employee must remain with the company for a specific period to obtain the full economic benefit of an equity award.

Historical LTIP Awards, page 47

11. Please expand your discussion regarding the LTIP awards to describe the terms of such awards and analyze how you determine the amount paid in connection with these awards. In addition, please discuss the "flexible criteria" that is set annually by the Executive Compensation and Option Committee.

2006 Summary, page 49

12. We note that, in 2006, you granted restricted common stock to your named executive officers and paid a tax gross-up on the share grants. Please expand your discussion of the 2006 compensation to briefly describe and quantify the tax gross-up amounts and explain why you decided to pay these amounts.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor